[NUVEEN COMMODITIES ASSET MANAGEMENT, LLC LETTHERHEAD]

February 1, 2013

Kristi Marrone

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Nuveen Diversified Commodity Fund
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 14, 2012
File No. 1-34879

Dear Ms. Marrone:

This letter responds to the comments contained in your letter dated December 31, 2012 regarding the annual report on Form 10-K of the Nuveen Diversified Commodity Fund (the “Fund”) for the fiscal year ended December 31, 2011, as filed on March 14, 2012 (the “Annual Report”). For convenience, each of your comments is repeated below, with the response immediately following.

Item 1. Business, page 2

Organization, page 2

1.	Comment: We note that you acquired a 60% stake in Gresham on December 31, 2011. Please tell us how you have accounted for the acquisition and subsequent operations of Gresham in your financial statements.

Response: Nuveen Investments, Inc., the parent company of the Fund’s manager, Nuveen Commodities Asset Management, LLC (the “Manager”), acquired a 60% stake in Gresham on December 31, 2011. The Fund itself does not hold any interest in Gresham. Therefore, the Fund under generally accepted accounting principles need not account for this investment in its financial statements.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

2.	Comment: From page 25-26, we note that your portfolio outperformed the DJ-UBSCI by 7.2%, before expenses. Please tell us how your performance compared to both benchmarks and include the impact of your expenses. Also, as you have three distinct strategies, please tell us how each one contributed to your performance and the change in your net asset value during the reported period or tell us why such disclosure is not material. As applicable, please include similar disclosure in future filings.

Securities and Exchange Commission

February 1, 2013

Response: Although the Fund’s investment objective referenced two benchmarks as of the date of the Annual Report, the Annual Report specifically noted that “[t]he Manager focuses on the DJ-UBSCI when evaluating the commodity futures, forwards, and options positions (the commodity portfolio) in the Fund’s portfolio” (page 25). Moreover, in a Form 8-K dated March 30, 2012, the Fund disclosed that its “investment objective has been revised to remove the reference to specific commodity indexes,” and that its “revised investment objective is to generate higher risk-adjusted total return than leading commodity market benchmarks.” In subsequent quarterly reports and in other publicly available materials, the Fund has compared its performance only to the DJ-UBSCI, and intends to do so going forward.

As described below, the Manager views the Fund’s investment strategy as being comprised of two parts – the commodity portfolio, which includes the integrated options strategy, and the collateral portfolio. Although the Fund has two strategies managed by two different sub-advisers, the Fund itself is an integrated investment product, with management fees and expenses incurred at the Fund level. Although the potential for the realization of the greatest gains and losses comes from the Fund’s commodity portfolio, we do not believe it is appropriate to attribute the entire amount of the Fund’s expenses to the commodity portfolio when comparing its performance to the DJ-UBSCI. The Fund’s collateral portfolio expectedly is producing a low rate of return in the current extremely low interest rate environment, but to the extent interest rates approach historical levels, the collateral portfolio will be expected to be a larger contributor to the Fund’s total return in the future. Nor do we believe it is appropriate to allocate expenses between the two strategies—because expenses are incurred at the Fund level, we are unable to accurately make such an allocation, and because the Fund is an integrated investment product, we do not believe that such information is material to shareholders. Rather, going forward and consistent with the Fund’s revised investment objective, we will provide information comparing the Fund’s total return on net asset value (which is net of the Fund’s fees and expenses but takes account of distributions to shareholders) to the DJ-UBSCI. For the fiscal year ended December 31, 2011, the Fund’s total return on net asset value was -7.16% compared to the DJ-UBSCI’s total return of -13.3%.

Although the Fund’s investment strategy has three “elements” (see page 3), we characterize the Fund as has having two strategies rather than three. The Fund’s commodity futures and forward positions are combined with “[a]n integrated program of writing commodity call options designed to enhance the risk-adjusted total return of the Fund’s commodity investments” (page 3), and these two combined elements (referred to in the Annual Report as “TAP PLUS”), managed by the same sub-adviser, constitute the Fund’s commodity portfolio, which is its primary investment strategy. The Fund’s collateral portfolio of cash equivalents and short-term, high grade debt securities constitutes its secondary strategy, with the primary goal of capital preservation. Additionally, we believe that the current disclosure, which focuses on the performance

Securities and Exchange Commission

February 1, 2013

of the Fund’s commodity portfolio rather than its collateral portfolio, is appropriate, given the many factors that affect the performance of that strategy. We note that the Annual Report does disclose the amount of interest income received from the collateral portfolio, and we propose to state in future filings the percentage amount represented by such interest income compared to the Fund’s average net assets for the applicable reporting period.

We intend to make the changes described herein for the Fund’s annual report on Form 10-K for the fiscal year ended December 31, 2012 and the Fund’s subsequent quarterly and annual reports.

* * * * *

We hereby acknowledge that the Fund is responsible for the adequacy and accuracy of the disclosure in the Annual Report; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Annual Report; and the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that this information responds to all of your comments. If you should require additional information, please call Kevin McCarthy at (312) 917-6899 or Christopher Rohrbacher at (312) 917-7862.

Very truly yours,

/s/ Kevin McCarthy

Kevin McCarthy

Vice President and Secretary

Nuveen Commodities Asset Management, LLC,

Manager of Nuveen Diversified Commodity Fund